Snow Lake Energy Issues Letter to Shareholders

Highlights its Strategic Objectives for a Nuclear Fuel Cycle Company

Winnipeg, Manitoba, February 17, 2026 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that is has issued the following letter to its shareholders following the completion of its strategic acquisition of Global Uranium and Enrichment Limited ("GUE").

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Dear Shareholders of Snow Lake Energy,

Welcome to our New Shareholders

We want to take this opportunity to welcome our new shareholders and to express our gratitude to our current and long-term shareholders for your ongoing support.

Transformation of Snow Lake Energy

Over the past year, we have undertaken a complete transformation of Snow Lake Energy to create what we feel is a unique company operating in the nuclear fuel cycle.

Our acquisition of GUE gives us one of the largest uranium resource bases in the United States, together with one of the largest, most prospective uranium exploration projects in the prolific Powder River Basin in Wyoming - the Pine Ridge uranium project.  In addition, we now have interests in uranium development projects in Colorado.

We are the largest shareholder of Ubaryon, and look forward to working with the Board and Management of Ubaryon, as they progress the development of their uranium enrichment technology.

Additionally, our investment in Kadmos Energy gives us an opportunity to participate in the wave of small nuclear reactors (SMRs) being developed to meet the accelerating global demand for electricity.  Kadmos Energy looks to deploy small modular light water reactors using existing, proven and licensed technology and supply chains.  This approach, we believe, gives Kadmos Energy a competitive advantage and the opportunity to deploy its SMRs in a shorter timeframe than some of its competitors.

We have enjoyed an excellent working relationship with GUE over the past year, and would be remiss if we didn't express our appreciation to the GUE Board and Management for assembling the portfolio of uranium assets and investments we have now acquired.

Global Nuclear Renaissance

The global nuclear renaissance continues to gather momentum, with the United States introducing aggressive policy initiatives to support all sectors of its domestic nuclear fuel cycle.  Global targets for the expansion of nuclear power over the next several decades, coupled with the staggering demand for electricity from the large technology companies to pursue their AI ambitions, underpins a unique opportunity for all sectors of the nuclear fuel cycle.

Key Strategic Initiatives for 2026

Snow Lake's key strategic initiatives for 2026 include:

  Advancing the path to development across multiple U.S. uranium exploration and development projects

  Supporting Ubaryon in progressing development of its uranium enrichment technology

  Assisting Kadmos Energy in advancing deployment of small modular light water reactors

  Evaluating additional opportunities to expand capabilities across the nuclear fuel cycle

In conclusion, we believe we are being presented with a once-in-a-generation opportunity over the next several years to aggressively pursue the development of our nuclear fuel cycle assets and create significant shareholder value.

Once again, we would like to express our deep appreciation to existing Snow Lake shareholders, and welcome our new shareholders.  We look forward to your continued support as we work to take advantage of the opportunities presented by the global nuclear renaissance.

Yours Sincerely

Nachum Labkowski	Frank Wheatley
Chairman	Chief Executive Officer

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About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is developing a U.S. focused front-end nuclear fuel cycle company through a portfolio of U.S. uranium exploration and development projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration-stage project located in Wyoming, and the Tallahassee uranium project is a development-stage project located in Colorado.  In addition, Snow Lake holds a portfolio of various exploration and development stage critical minerals projects located in Canada and Namibia.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com